October 28, 2014

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Ms. Mara L. Ransom

Re:                             SGWOne, Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-194111) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) to withdraw the Company’s Registration Statement, as originally filed by the Company with the Commission on February 25, 2014, together with all exhibits thereto.

The Registration Statement was filed in connection with a proposed initial public offering of the Company’s common stock, par value $0.01 per share (the “Common Stock”).  The Company has determined not to proceed with its proposed initial public offering at this time because the Company has determined that pursuing the initial public offering at this time is not in the best interests of the Company.  Because the Company does not intend to proceed with the proposed offering at this time, the Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.  The Registration Statement has not been declared effective by the Commission.  No sales of the Company’s Common Stock were made pursuant to the Registration Statement.

Should you have any questions regarding this matter, please contact the Law Office of Andrew Coldicutt at (619) 228-4970. Thank you for your assistance.

Very truly yours,

SGWONE, INC.

By:	/s/ Mark Noffke
Name: Mark Noffke
Title: Chief Financial Officer